Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—January 2003

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05
Yield	14.10%	14.10%

Less: Coupon	1.82%	1.80%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.50%	5.50%
Excess Spread:
January-03	5.28%	5.30%
December-02	6.64%	6.66%
November-02	6.16%	6.17%
Three month Average Excess Spread	6.03%	6.04%

Delinquency:
30 to 59 days	1.01%	1.01%
60 to 89 days	0.70%	0.70%
90 + days	1.40%	1.40%
Total	3.11%	3.11%

Payment Rate	9.80%	9.80%